EXHIBIT 99.1

For Immediate Release	Date: November 29, 2022
22-63-TR

Teck Announces Appointment of Crystal Prystai as

Senior Vice President and Chief Financial Officer

Vancouver, B.C.  – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Crystal Prystai as Senior Vice President and Chief Financial Officer. Ms. Prystai succeeds Jonathan Price, who was appointed Chief Executive Officer earlier this year.

“I have had the privilege of working closely with Crystal since joining Teck in 2020, and have been impressed by her talent, depth of knowledge and dedication to the company,” said Mr. Price. “Crystal brings 15 years of experience with Teck’s business and operations into her new role, and has transformed Teck’s finance team with an authentic style of leadership that puts people and talent at the centre of her approach.”

Ms. Prystai joined Teck in 2008 and has held progressively more senior roles, including Director, Finance, Reporting and Compliance; Vice President and Corporate Controller; and most recently, Interim Chief Financial Officer.

She holds a Bachelor of Commerce (Accounting) from the University of British Columbia and a Chartered Accountant designation.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com